HART & TRINEN, LLP
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO  80203
William T. Hart, P.C.	--------------------	Email: harttrinen@aol.com
Donald T. Trinen		Facsimile: (303) 839-5414
------------	(303) 839-0061
Will Hart

October 12, 2011

Laura Crotty
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

    Re:    VistaGen Therapeutics, Inc.

    This office represents VistaGen Therapeutics, Inc. The Company plans to file a response to the staff’s letter dated September 8, 2011 by October 21, 2011

    If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,

HART & TRINEN, L.L.P.

/s/ William Hart
William T. Hart

VistaGen Letter SEC re response to comments 10-12-11